                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        FORM 20-F     X               FORM 40-F
                                    -----                        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              YES               NO     X
                                  ----               -----

                                  (AMDOCS LOGO)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 18, 2007

To the Shareholders:

     The annual General Meeting of Shareholders of Amdocs Limited will be held at 10:00 a.m., local time, on Thursday, January 18, 2007, at the offices of WilmerHale, 399 Park Avenue, New York, New York, 31st floor, for the following purposes:

          1. To elect 13 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified;

          2. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2006; and

          3. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2007, and until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent public accounting firm in accordance with the nature and extent of its services.

     Our shareholders will also act on such other business as may properly come before the annual general meeting.

     The Board of Directors has fixed the close of business on November 20, 2006 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE ANNUAL GENERAL MEETING AND VOTE IN PERSON.

                                        By Order of the Board of Directors

                                        -s- Thomas G. O'Brien

                                        THOMAS G. O'BRIEN
                                        Secretary and Treasurer

December 14, 2006


                                  ------------



                   A proxy card and the Annual Report for the
               fiscal year ended September 30, 2006 are enclosed.

                                 AMDOCS LIMITED

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 18, 2007

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value L0.01 per share ("Ordinary Shares"), for use at the annual General Meeting of Shareholders to be held at 10:00 a.m., local time, on Thursday, January 18, 2007, at the offices of WilmerHale, 399 Park Avenue, New York, New York, 31st floor, or at any adjournments thereof (the "General Meeting").

     This Proxy Statement and the accompanying proxy, together with a copy of our Annual Report to shareholders, are first being mailed or delivered to our shareholders on or about December 14, 2006.

     At the General Meeting, the holders of our Ordinary Shares as of the close of business on November 20, 2006 (the "Record Date") will be asked to take the following actions:

          1. Elect 13 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

          2. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2006 (Proposal II); and

          3. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2007, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal III).

     The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 207,332,729 Ordinary Shares. Each Ordinary Share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Ordinary Shares present in person or represented by proxy shall constitute a quorum for purposes of the General Meeting.

     Approval of Proposals I, II and III requires the affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his, her or its Ordinary Shares be voted "for", "against" or "abstain" from voting with respect to each of Proposals II and III. Each shareholder may specify that his, her or its Ordinary Shares may be voted "for" any of the director nominees named in Proposal I, or they may be "withheld" from any such nominees. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Ordinary Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Ordinary Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold Ordinary Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Ordinary Shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the "Broker Non-Votes"), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present.

     Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

     - Filing with our Secretary, in care of our principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Ordinary Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

     - Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                    IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ORDINARY SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS PRESENT OR REPRESENTED BY PROXY.

                                   PROPOSAL I

                              ELECTION OF DIRECTORS

     The Board of Directors of the Company is comprised of 13 directors, and, currently, 13 individuals are serving as directors. As set forth below, the Board of Directors has nominated 13 individuals as nominees for election as directors at the General Meeting, 12 of whom are incumbent directors and one of whom was appointed by our Board in November 2006. Each director elected at the General Meeting will serve until the next annual general meeting of shareholders or until his earlier resignation or removal or a successor is elected and qualified.

     Ordinary Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the 13 nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.


NAME                      AGE
----                      ---


Bruce K. Anderson          66   Mr. Anderson has been Chairman of the Board of
                                Directors of Amdocs since September 1997. Since August
                                1978, Mr. Anderson has been a general partner of Welsh,
                                Carson, Anderson & Stowe (''WCAS"), an investment firm
                                that specializes in the acquisition of companies in the
                                information and business services and health care
                                industries. Until September 2003, investment
                                partnerships affiliated with WCAS had been among our
                                largest shareholders. Mr. Anderson served for nine
                                years with Automated Data Processing, Inc. (''ADP")
                                until his resignation as Executive Vice President and a
                                director of ADP, and President of ADP International,
                                effective August 1978. Mr. Anderson serves on the board
                                of Alliance Data Systems, Inc., a publicly held company
                                that provides transaction, credit and marketing
                                services to large consumer based businesses.


Adrian Gardner             44   Mr. Gardner has been a director of Amdocs since April
                                1998 and is Chairman of the Audit Committee. Mr.
                                Gardner is the Chief Financial Officer and a director
                                of ProStrakan Group plc, a pharmaceuticals company
                                based in the United Kingdom and listed on the London
                                Stock Exchange, which he joined in April 2002. Prior to
                                joining ProStrakan, he was a Managing Director of
                                Lazard LLC, based in London, where he worked with
                                technology- and telecommunications-related companies.
                                Prior to joining Lazard in 1989, Mr. Gardner qualified
                                as a chartered accountant with Price Waterhouse (now
                                PricewaterhouseCoopers). Mr. Gardner is a member of the
                                Institute of Chartered Accountants in England & Wales.


Charles E. Foster          70   Mr. Foster has been a director of Amdocs since December
                                2001 and is Chairman of the Nominating and Corporate
                                Governance Committee. He was Chairman of the Board of
                                Prodigy Communications Corporation from June until
                                November 2001. From 1997 until 2001, Mr. Foster served
                                as Group President of SBC Communications Inc. (''SBC"),
                                where he was responsible, at various times, for
                                engineering, network, centralized services, marketing
                                and operations, information systems, procurement,
                                treasury, international operations, wireless services,
                                merger integration, real estate, yellow pages and cable
                                TV operations. On November 18, 2005, SBC acquired AT&T
                                Corp. and became AT&T Inc., which we refer to as AT&T.
                                AT&T, together with its affiliates, holds 5.2% of our
                                outstanding Ordinary Shares and is a significant
                                customer of ours. Mr. Foster serves as trustee of the
                                Southwest Foundation for Bio-Medical Research, a non-
                                profit research institute. Mr. Foster is a member of
                                the Texas Society of Professional Engineers and a
                                director of Morningside Ministries, a non-profit
                                operator of nursing homes in the San Antonio area.

NAME                      AGE
----                      ---

James S. Kahan             59   Mr. Kahan has been a director of Amdocs since April
                                1998 and is Chairman of the Compensation Committee.
                                Since 1993, he has worked at SBC, which is now known as
                                AT&T, and currently serves as a Senior Executive Vice
                                President, a position he has held since 1992. AT&T,
                                together with its affiliates, holds 5.2% of our
                                outstanding Ordinary Shares and is a significant
                                customer of ours. Prior to joining AT&T, Mr. Kahan held
                                various positions at several telecommunications
                                companies, including Western Electric, Bell
                                Laboratories, South Central Bell and AT&T Corp.


Dov Baharav                56   Mr. Baharav has been a director of Amdocs and the
                                President and Chief Executive Officer of Amdocs
                                Management Limited, our wholly owned subsidiary, since
                                July 2002. Mr. Baharav has overall coordination
                                responsibilities for the operations and activities of
                                our operating subsidiaries. In 1991, Mr. Baharav joined
                                Amdocs Inc., our principal wholly owned U.S.
                                subsidiary, serving as its Vice President and then
                                President in St. Louis, Missouri until 1995. From 1995
                                until July 2002, Mr. Baharav was a Senior Vice
                                President and the Chief Financial Officer of Amdocs
                                Management Limited. Prior to joining Amdocs, Mr.
                                Baharav served as Chief Operating Officer of Optrotech
                                Ltd., a publicly held company that develops,
                                manufactures and markets electro-optical devices.


Julian A. Brodsky          73   Mr. Brodsky has been a director of Amdocs since July
                                2003. Mr. Brodsky has served as a director and as Vice
                                Chairman of Comcast Corporation for more than five
                                years. Prior to November 2002, he served as a director
                                and Vice Chairman of Comcast Holdings for more than
                                five years. For five years prior to May 2004, Mr.
                                Brodsky was Chairman of Comcast Interactive Capital,
                                LP, a venture fund affiliated with Comcast. He is also
                                a director of RBB Fund, Inc.


Eli Gelman                 48   Mr. Gelman has been a director of Amdocs and the
                                Executive Vice President of Amdocs Management Limited
                                since July 2002 and its Chief Operating Officer since
                                October 2006. Mr. Gelman has more than 28 years of
                                experience in the software industry, including the last
                                17 years with Amdocs. Prior to his current position, he
                                was a division president, where he headed our United
                                States sales and marketing operations and helped
                                spearhead our entry into the customer care and billing
                                systems market, which we now refer to as the Integrated
                                Customer Management market. Before that, Mr. Gelman was
                                an account manager for our major European and North
                                American installations, and has led several major
                                software development projects. Before joining Amdocs,
                                Mr. Gelman was involved in the development of real-time
                                software systems for communications networks.


Nehemia Lemelbaum          64   Mr. Lemelbaum has been a director of Amdocs since
                                December 2001 and was a Senior Vice President of Amdocs
                                Management Limited from 1985 until January 2005. He
                                joined Amdocs in 1985, with initial responsibility for
                                U.S. operations. Mr. Lemelbaum led our development of
                                graphic products for the yellow pages industry and
                                later led our development of customer care and billing
                                systems, as well as our penetration into that market.
                                Prior to joining Amdocs, he served for nine years with
                                Contahal Ltd., a leading Israeli software company,
                                first as a senior consultant, and later as Managing
                                Director. From 1967 to 1976, Mr. Lemelbaum was employed
                                by the Ministry of Communications of Israel (the
                                organization that predated Bezeq, the Israel
                                Telecommunication Corp. Ltd.), with responsibility for
                                computer technology in the area of business data
                                processing.

NAME                      AGE
----                      ---



John T. McLennan           61   Mr. McLennan has been a director of Amdocs since
                                November 1999. From May 2000 until June 2004, he served
                                as Vice-Chair and Chief Executive Officer of Allstream
                                (formerly AT&T Canada). Mr. McLennan founded and was
                                the President of Jenmark Consulting Inc. from 1997
                                until May 2000. From 1993 to 1997, Mr. McLennan served
                                as the President and Chief Executive Officer of Bell
                                Canada. Prior to that, he held various positions at
                                several telecommunications companies, including BCE
                                Mobile Communications and Cantel Inc. Mr. McLennan is
                                also a director of Manitoba Telephone Systems, Air
                                Canada Enterprises, Emera Inc., a Canadian publicly
                                held energy services company, Hummingbird Ltd., a
                                Canadian publicly held enterprise management software
                                company, Medisys Health Group Inc., a Canadian publicly
                                held health services company, and several other private
                                software and communication companies.


Robert A. Minicucci        54   Mr. Minicucci has been a director of Amdocs since
                                September 1997. He has been a general partner of WCAS
                                since 1993. From 1992 to 1993, Mr. Minicucci served as
                                Senior Vice President and Chief Financial Officer of
                                First Data Corporation, a provider of information
                                processing and related services for credit card and
                                other payment transactions. From 1991 to 1992, he
                                served as Senior Vice President and Treasurer of the
                                American Express Company. He served for 12 years with
                                Lehman Brothers (and its predecessors) until his
                                resignation as a Managing Director in 1991. Mr.
                                Minicucci is also a director of Alliance Data Systems,
                                Inc., a publicly held company, and several private
                                companies.


Simon Olswang              63   Mr. Olswang has been a director of Amdocs since
                                November 2004. In 2002, Mr. Olswang retired as Chairman
                                of Olswang, a media and communication law firm in the
                                United Kingdom that he founded in 1981. He is a member
                                of the Boards of Directors of The British Library, DIC
                                Entertainment Corporation and the British Screen
                                Advisory Council, and he has served as a non-executive
                                director of a number of companies and organizations,
                                including Aegis Group plc, The Press Association and
                                the British Film Institute. Mr. Olswang serves as
                                Chairman of Governors of Langdon College of Further
                                (Special) Education in Salford, of which he is a co-
                                founder and trustee.


Mario Segal                59   Mr. Segal has been a director of Amdocs since December
                                2001 and served as a Senior Vice President and the
                                Chief Operating Officer of Amdocs Management Limited
                                from 1995 until July 2002. He joined Amdocs in 1984 as
                                Senior Vice President and was a leading member of the
                                team that developed our directory automation systems
                                and our customer care and billing systems platform.
                                Prior to joining Amdocs, Mr. Segal was an account
                                manager for a major North American yellow pages
                                publisher and prior thereto managed the computer
                                department of a major Israeli insurance company,
                                leading large-scale software development projects and
                                strategic planning of automation systems.

NAME                      AGE
----                      ---

Joseph Vardi               64   Dr. Vardi has been a director of Amdocs since November
                                2006. He co-founded numerous technology and other
                                companies, including Advanced Technology Ltd,
                                International Technologies Lasers Ltd and Contigo
                                Mobility Inc. In 1998, Dr. Vardi served as chairman of
                                Mirabilis Ltd., which created ICQ, the first internet-
                                wide instant messaging application, and which was
                                acquired by America Online Inc in 1998. Dr. Vardi has
                                served as an advisor to AOL since 1999. From 2003 to
                                2005, Dr. Vardi served as an advisor to Amazon Inc.
                                Since May 2006, he has served as an advisor to
                                Commtouch Software Ltd., an email security company, and
                                since April 2006, he has served as an advisor to RichFX
                                Inc., a rich media merchandising company. From 1970 to
                                1974, Dr. Vardi was Director General of the Israeli
                                Ministry of Development, and from 1977 to 1979, he was
                                Director General of the Ministry of Energy and the
                                chairman of the Israeli National Oil Company. From 1971
                                to 1974 he was chairman of Israel Chemicals LTD.,
                                Israel's largest natural resources company. Dr. Vardi
                                has served on the boards of numerous government and
                                private corporations, including the advisory board of
                                the Central Bank of Israel, Israel Electric Corp.,
                                Bezeq, Scitex and Israel Oil Refineries LTD.


BOARD COMMITTEES

     Our Board of Directors has formed four committees as described below. Members of each committee are appointed by the Board of Directors.

     Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to our independent registered public accounting firm, the performance of our independent registered public accounting firm, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan and Olswang, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an "audit committee financial expert" as defined by rules promulgated by the U.S. Securities and Exchange Commission, or the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is attached to this proxy statement as Appendix A, and it is available on our website at www.amdocs.com.

     Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Foster (Chair), Kahan, Brodsky, Gardner and Segal, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

     Compensation Committee. The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited and makes recommendations to our Board of Directors with respect to the compensation of our other executive officers. The current members of our Compensation Committee are Messrs. Kahan (Chair), Anderson and Minicucci, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Compensation Committee written charter is available on our website at www.amdocs.com.

     Executive Committee. The Executive Committee has such responsibilities as may be delegated to it from time to time by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Baharav, Kahan, Lemelbaum and Minicucci.

     Our independent directors receive no compensation from the Company, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under "-- Compensation of Directors".

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the Board of Directors held six meetings. In addition, the Audit Committee held 11 meetings, the Compensation Committee held one meeting, the Nominating and Corporate Governance Committee held four meetings and the Executive Committee held five meetings in the 2006 fiscal year. During fiscal 2006, each director attended at least 75% of the aggregate of the number of Board of Directors meetings and the number of meetings held by all committees on which he then served. During fiscal 2006, our directors who are not our employees, which we refer to as Non-Employee Directors, held one meeting without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading "Communicating with the Independent Directors."

COMMUNICATING WITH THE INDEPENDENT DIRECTORS

     The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

     Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company tends to receive repetitive or duplicative communications.

     Shareholders who wish to send communications on any topic to the Board of Directors or to the Company's independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

     We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the NYSE listing standards.

DIRECTOR QUALIFICATION STANDARDS

     Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence.

     In accordance with these standards and the rules of the NYSE, our Board of Directors has determined that each of the following 10 of our 13 directors has no material relationship with the Company and is therefore independent: Messrs. Anderson, Gardner, Brodsky, Foster, Kahan, McLennan, Minicucci, Olswang and Segal and Dr. Vardi.

     The full text of our categorical standards is attached to this proxy statement as Appendix B.

CODE OF ETHICS AND BUSINESS CONDUCT

     Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for directors and employees, including executive officers, of the Company, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com.

We intend to post on our website all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

COMPENSATION OF DIRECTORS

     Our Non-Employee Directors receive compensation for their services as directors in the form of cash and options to purchase Ordinary Shares. Our compensation policy provides that each Non-Employee Director receives an annual cash payment of $35,000. Each member of our Audit and Executive Committees who is a Non-Employee Director receives an annual cash payment of $10,000. In addition, the chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the chairman of our Compensation and Nominating and Corporate Governance Committees each receive an annual cash payment of $5,000. Upon election or appointment to our Board of Directors, each Non-Employee Director receives an initial option grant for the purchase of 12,000 Ordinary Shares. Thereafter, each Non-Employee Director receives an annual option grant for the purchase of 11,500 Ordinary Shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the market price of our shares on the last trading day preceding the grant date. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During the 2006 fiscal year, we granted to 10 Non-Employee Directors options to purchase an aggregate of 75,000 Ordinary Shares at a weighted average price of $27.60 per share, with vesting over three year terms.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Adrian Gardner, Charles E. Foster, James
S. Kahan, Dov Baharav, Julian A. Brodsky, Eli Gelman, Nehemia Lemelbaum, John T. McLennan, Robert A. Minicucci, Simon Olswang, Mario Segal and Joseph Vardi be, and each hereby is, elected to serve as a director of the Company until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth specified information with respect to the beneficial ownership of the Ordinary Shares as of November 20, 2006 of (i) any person known by us to be the beneficial owner of more than 5% of our Ordinary Shares and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all Ordinary Shares. All percentages are based on 207,332,729 Ordinary Shares outstanding as of November 20, 2006. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as owned by that holder. As of November 20, 2006, other than Mr. Kahan, none of our directors or senior managers beneficially owned 1% or more of our outstanding Ordinary Shares. As of November 20, 2006, none of our directors or senior managers will be able to vote 1% or more of our outstanding Ordinary Shares at the General Meeting.


                                                     SHARES BENEFICIALLY   PERCENTAGE
NAME                                                        OWNED           OWNERSHIP
----                                                 -------------------   ----------


Massachusetts Financial Services Company(1)........       19,359,027           9.3%
AT&T Inc.(2).......................................       10,747,698           5.2%
All directors and executive officers as a group (18
  persons)(3)......................................       17,608,962           8.5%


--------

   (1) The address of Massachusetts Financial Services Company ("MFS") is 500 Boylston Street, Boston, Massachusetts 02116. Based on a Schedule 13G filed by MFS with the SEC on February 14, 2006, as of December 31, 2005, MFS had sole voting power over 19,164,807 of our Ordinary Shares and sole dispositive power over 19,359,027 Ordinary Shares.

   (2) The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of November 20, 2006, AT&T beneficially owned 10,747,698 of our Ordinary Shares. James S. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors.

   (3) Includes Ordinary Shares held by AT&T. See footnote 2 above. Mr. Kahan, Senior Executive Vice President of AT&T, serves on the Company's Board of Directors and, accordingly, may be deemed to be the beneficial owner of the Ordinary Shares held by AT&T. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers that are exercisable within 60 days of November 20, 2006.

                             AUDIT COMMITTEE MATTERS

     The Company's management is responsible for the preparation of the Company's financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. The Company's independent registered public accounting firm is responsible for conducting an independent audit of the Company's annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management's assessment of the Company's internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

     The Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended September 30, 2006 and has discussed these financial statements with the Company's management and the Company's independent Registered public accounting firm.

     The Audit Committee has also discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees). SAS 61 (as codified in AU Section 380 of the Codification of Statements on Auditing Standards) requires the Company's independent registered public accounting firm to discuss with the Company's Audit Committee, among other things, the following:

     - methods to account for significant unusual transactions;

     - the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

     - the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

     - disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

     The Company's independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from the Company.

     Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2006.

PRE-APPROVAL POLICIES AND PROCEDURES

     The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit services to be provided to the Company, whether provided by the Company's principal auditor or other firms, and all other services to be provided to the Company by its independent registered public accounting firm. These policies generally provide that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

                                   PROPOSAL II

                APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

     Our Annual Report for the fiscal year ended September 30, 2006 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 2006 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements of the Company for the fiscal year ended September 30, 2006 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL III

                          RATIFICATION AND APPROVAL OF
                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2007 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs' books and accounts for the fiscal year ended September 30, 2006 and has served as our independent registered public accounting firm since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

INDEPENDENT ACCOUNTANT FEES AND OTHER MATTERS

     The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:


FEE CATEGORY                                              2006         2005
------------                                           ----------   ----------


Audit Fees(1)........................................  $3,500,000   $2,700,000
Audit-Related Fees(2)................................   1,500,000    1,100,000
Tax Fees(3)..........................................   1,100,000    1,500,000


--------

   (1) Audit fees consist of fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

   (2) Audit-related services principally include due diligence examinations, SAS 70 report issuances and attestation services that are not required by statute or regulation.

   (3) Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2007 and until the Company's next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix their remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

                                  MISCELLANEOUS

OTHER MATTERS

     Management of the Company knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ANNUAL REPORT TO SHAREHOLDERS

     Our Annual Report for the fiscal year ended September 30, 2006, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     Once filed with the SEC, we will provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of our Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal United States subsidiary at:

              Amdocs, Inc.
              1390 Timberlake Manor Parkway
              Chesterfield, Missouri 63017
              Fax: (314) 212-8358
              E-mail: info@amdocs.com

              Attention:  Mr. Thomas G. O'Brien
                          Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        -s- Thomas G. O'Brien

                                        THOMAS G. O'BRIEN
                                        Secretary

December 14, 2006

                                                                      APPENDIX A

                                 AMDOCS LIMITED

                             AUDIT COMMITTEE CHARTER

A.  PURPOSE

     The Audit Committee of Amdocs Limited (the "Company") is a standing committee of the Board of Directors. The primary objective of the Audit Committee is to assist the Board of Directors' oversight of: the Company's accounting practices; the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications, independence, and performance of the Company's registered public accounting firm (the "independent auditor"); and the internal audit function.

B.  MEMBERSHIP, STRUCTURE, AND ADMINISTRATION

     1. SIZE AND MEMBER QUALIFICATIONS -- The Audit Committee shall consist of at least three members of the Board of Directors, all of whom shall be independent of management and the Company and shall satisfy the independence requirements as defined, by the applicable rules of the New York Stock Exchange
(NYSE) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules) as determined by the business judgment of the Board of Directors.

     2. BOARD OF DIRECTORS AUTHORITY -- Members of the Audit Committee shall be appointed by the Board of Directors. The Audit Committee shall report regularly to the Board of Directors. Unless otherwise determined by the Board of Directors, no member of the Audit Committee may serve on the audit committee of more than two other public companies. The Board of Directors may remove members of the Audit Committee from such committee with or without cause.

     3. CHAIR -- Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect one by majority vote.

     4. COMPENSATION -- The compensation of the Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any compensation from the Company other than director's fees (in cash and/or company shares or options or in-kind consideration).

     5. MEETINGS -- The Audit Committee shall meet on a schedule and in a manner the Audit Committee shall establish. The Audit Committee may also act by unanimous written consent in lieu of a meeting. Periodically, the Audit Committee shall meet separately with: the independent auditor, members of the Company's management, and the Company's internal auditor. A special meeting may be called on not less than 24 hours notice, at any time by the Chairman. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

     6. SUBCOMMITTEES -- The Audit Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances.

     7. AUTHORITY -- The Audit Committee shall maintain unrestricted communication with the independent auditors, the Company's internal audit function personnel, counsel and financial management to assure that each understands and accepts its responsibilities for direct communication with the Audit Committee as appropriate. The Audit Committee shall have full access to the books and records of the Company, as well as, full access to interview employees, if necessary. The Chairman of the Audit Committee shall have the authority to direct the Company's internal audit function to carry out such special audit projects as, in the Chairman's judgment, are warranted.

     8. PERFORMANCE AND CHARTER EVALUATIONS -- The Audit Committee shall maintain this Audit Committee Charter and obtain the approval of the Board of Directors for all revisions or changes to the Charter. The Audit Committee shall review and reassess the Charter as conditions dictate or at least annually.

C. RESPONSIBILITIES AND DUTIES

     1. GENERAL -- The Audit Committee shall discharge its responsibilities and shall assess the information provided by the Company's management, the internal auditor and the independent auditors, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, for the appropriateness of the accounting principles and the reporting policies that are used by the Company and for establishing and maintaining adequate internal control over financial reporting. The independent auditors are responsible for auditing the Company's financial statements and the Company's internal control over financial reporting and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

     2. OVERSIGHT OF INDEPENDENT AUDITORS

     a. Selection and Reporting -- The Audit Committee shall be directly responsible for appointing, evaluating and, when necessary, terminating the independent auditors. The Audit Committee is also directly responsible for oversight of the independent auditor's work, including the resolution of disagreements between Company management and the independent auditors regarding financial reporting. The independent auditors shall report directly to the Audit Committee.

     b. Compensation -- The Audit Committee shall take direct responsibility for setting compensation of the independent auditors. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

     c. Independence -- On a periodic but no less frequently than annual basis, the Audit Committee shall obtain from the independent auditors a formal written statement delineating all their relationships with the Company or professional services that may impact their objectivity and independence, including those required to be disclosed by the Independence Standards Board's Standard No. 1. In addition, the Audit Committee shall review with the independent auditors the nature and scope of any disclosed relationships or professional services and any appropriate actions necessary to ensure the continuing independence of the auditors.

     d. Quality-Control Report -- At least annually, the Audit Committee shall obtain and review a report by the independent auditors describing:

     - the internal quality-control procedures at the independent auditor's firm; and

     - any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor's firm, or by any inquiry or investigation by any governmental or professional authorities, within the preceding five years, relating to one or more independent audits carried out by the independent auditor's firm, and any steps taken to deal with any such issues.

     e. Pre-approval of Services -- The Audit Committee shall pre-approve all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable NYSE and SEC rules. The Audit Committee shall cause the Company to disclose comply with any applicable disclosure requirements regarding approval by the Audit Committee of any non-audit services to be performed by the independent auditor. Any decision of a subcommittee to pre-approve audit or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

     f. Review Scope of Services -- The Audit Committee shall meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and quarterly reviews for the current year and the procedures to be utilized. This review should include an evaluation of the adequacy of the auditor's staffing and compensation.

     g. Discussion of Independent Auditors' Comments and Recommendations -- The Audit Committee shall meet with the independent auditors to review their comments and recommendations with respect to:

     - internal accounting controls;

     - audit difficulties, including restrictions on the scope of the independent auditors' activities or access to requested information or significant disagreements with management;

     - analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods;

     - the effect of regulatory and accounting initiatives, as well as off balance sheet structures; and

     - other matters relating to the accounting procedures and records of the Company.

     The Audit Committee shall also review with the independent auditors the consideration given by management to such and any corrective action taken by management with respect thereto.

     h. Interim Financial Information -- The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the CFO any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by applicable auditing standards.

     3. REVIEW OF FINANCIAL DATA AND DISCLOSURES

     a. Review of Quarterly Reviewed and Annual Audited Financial Data -- The Audit Committee shall meet to review and discuss the financial data in the quarterly financial statements and annual report, including the Company's specific disclosures under "Operating and Financial Review and Prospects"; any accompanying opinions of the independent auditors; and matters required to be discussed by applicable auditing standards with financial management and the independent auditors and report thereon to the Board of Directors prior to the release, by public filing or other public disclosure, of earnings.

     b. Review of Auditor Reports -- The Audit Committee shall review and evaluate reports required to be made by the independent auditor pursuant to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written correspondence between Company management and the independent auditor, such as a management letter or schedule of unadjusted differences.

     c. Review of Earnings Release and Other Financial Information -- The Audit Committee shall discuss generally the type and presentation of information to be disclosed in the Company's earnings press releases, as well as in financial information and earnings guidance provided to analysts, rating agencies and others.

     4. REVIEW OF INTERNAL REPORTS AND PROCESSES

     a. Review of Internal Audit Function -- The Audit Committee shall review and evaluate the activities and recommendations of the Company's internal audit function and the responses of the Company to such recommendations, including the independence and authority of the function. The Audit Committee is responsible to review the scope of the internal audit function, as well as, its staffing and compensation.

     b. Oversight of Company's Internal Control Processes -- The Audit Committee shall coordinate the Board of Director's oversight of the Company's significant internal control processes, including the process of preparing the interim and annual financial results; disclosure controls and procedures; internal audit function; and code of business conduct and ethics. The Audit Committee shall receive and review the reports of the CEO and CFO required by Rule 13a-14 of the Securities Exchange Act of 1934.

     c. Succession Planning Process -- The Audit Committee shall review and evaluate the performance and the succession planning process for the Company's finance and accounting personnel.

     d. Procedure for Complaints -- The Audit Committee shall establish procedures to provide for (i) receiving, tracking, retaining and treating complaints received by the Company regarding employee reports of conflicts in interest; unethical or illegal activities; or accounting, accounting controls, auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding such matters. The Audit Committee shall establish procedures for the reporting of such matters, when significant, to the Board of Directors.

     e. Discussion with Company Counsel -- The Audit Committee shall review periodically legal, environmental, code of ethics, and related matters with the Company's counsel.

     f. Hiring Policies -- The Audit Committee shall establish policies regarding the hiring of employees or former employees of the Company's independent auditors.

     g. Risk Management -- The Audit Committee shall discuss the Company's policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the Company's exposure to risk is handled. The Audit Committee should also discuss the Company's major financial risk exposures and steps taken by management to monitor and control such exposures.

     h. Related Party Transactions -- The Audit Committee shall review and approve the Company's policies and procedures for reviewing and approving related party transactions (i.e., transactions within the scope of Item 7.B. of Form 20-F), and, to the extent no other policy or procedure applies to a particular proposed related party transaction, the Audit Committee shall have the authority to review and approve such transaction.

     5. ADMINISTRATION

     a. Audit Committee Independence -- The Audit Committee shall make inquiry of each member of the Audit Committee to confirm compliance with independence requirements as defined by Section 301 of the Sarbanes-Oxley Act of 2002 to the extent applicable to the Company.

     b. Outside Consultants -- The Audit Committee shall retain independent counsel or consultants if necessary to carry out responsibilities. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors.

     c. Administrative Expenses -- The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

     d. Report to Board of Directors -- The Audit Committee shall report, no less frequently than annually or more frequently as circumstances require, to the Board of Directors concerning the Audit Committee's actions since the previous report and the Audit Committee's agenda for the ensuing year, which report shall contain recommendations as appropriate.

     e. Audit Committee Report -- The Audit Committee shall prepare an annual committee report as necessary or appropriate under the rules and regulations of the SEC.

     f. Written Affirmation to the NYSE -- On an annual basis, no later than one month after the Annual Meeting of Stockholders, and after each change in the composition of the Audit Committee, the Audit Committee shall direct the Company to prepare and provide to the NYSE such written confirmations regarding the membership and operation of the Audit Committee as the NYSE rules require.

     g. Annual Self-Evaluation -- At least annually, the Audit Committee shall evaluate its own performance.

     6. OTHER RESPONSIBILITIES

     a. Review of Other Outside Reports -- The Audit Committee shall review reports received from regulators and other legal and regulatory matters that have been brought to the attention of the Audit Committee and that may have a material effect on the financial statements or related company compliance policies.

     b. Other investigations -- The Audit Committee shall conduct or authorize investigations into any matter brought to the Audit Committee's attention within the scope of its duties, including anything as may be referred to the Audit Committee by the Board of Directors.

     c. Other Matters -- The Audit Committee shall consider such other matters in relation to the financial affairs of the Company as the Audit Committee may, in its discretion, determine to be advisable.

     d. Additional Powers -- The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

                                                                      APPENDIX B

                              CATEGORICAL STANDARDS

     In addition to applying the requirements under the NYSE rules, the Board has adopted guidelines to assist it in determining whether a director has a "material relationship" with the Company. Under these guidelines, a director will be considered to have a material relationship with the Company if during the last three years prior to the independency determination date:

     - Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $1,000,000, or 2% of such charitable organization consolidated gross revenues as reported in its last completed fiscal year;

     - Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company's indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company's consolidated gross revenues as reported in its last completed fiscal year;

     For purposes of the above standards: (i) "COMPANY" includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) "IMMEDIATE FAMILY MEMBER" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, other than individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

                   ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 AMDOCS LIMITED

                                JANUARY 18, 2007

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.


   - Please detach along perforated line and mail in the envelope provided. -


  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                 YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]




1.  Election of Directors:                                                                                 FOR    AGAINST    ABSTAIN
                                                        2.  APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
                                NOMINEES:                   FOR FISCAL YEAR 2006.                          [ ]      [ ]        [ ]
[ ] FOR ALL NOMINEES            [ ] Bruce K. Anderson
                                [ ] Adrian Gardner
                                [ ] Charles E. Foster
                                [ ] James S. Kahan      3.  RATIFICATION AND APPROVAL OF ERNST & YOUNG LLP
    WITHHOLD AUTHORITY          [ ] Dov Baharav             AND AUTHORIZATION OF AUDIT COMMITTEE OF BOARD
[ ] FOR ALL NOMINEES            [ ] Julian A. Brodsky       TO FIX REMUNERATION.                           [ ]      [ ]        [ ]
                                [ ] Eli Gelman
                                [ ] Nehemia Lemelbaum
                                [ ] John T. McLennan
                                [ ] Robert A. Minicucci
    FOR ALL EXCEPT              [ ] Simon Olswang
[ ] (See instructions below)    [ ] Mario Segal
                                [ ] Joseph Vardi

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark
             "FOR ALL EXCEPT" and fill in the circle next to each nominee you
              wish to withhold, as shown here:                              [X]
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
To change the address on your account, please check the box at right and
indicate your new address in the address space above. Please note that      [ ]
changes to the registered name(s) on the account may not be submitted via this method.
--------------------------------------------------------------------------------






Signature of Shareholder                         Date:            Signature of Shareholder                         Date:
                        ------------------------      -----------                         -------------------------     ------------


NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                 AMDOCS LIMITED
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on November 20, 2006, at the annual General Meeting of shareholders to be held on January 18, 2007 or any adjournment thereof.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)
                                                                           14475

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMDOCS LIMITED


                                    /s/ Thomas G. O'Brien
                                    ------------------------------
                                    Thomas G. O'Brien
                                    Treasurer and Secretary
                                    Authorized U.S. Representative


Date: December 14, 2006